212-848-4668
646-848-4668 (fax)

Writer’s Email Address:

ngreene@shearman.com

April 4, 2014

Via EDGAR Correspondence Filing

Anu Dubey
U.S. Securities and Exchange Commission
Office of Disclosure and Review
Division of Investment Management
100 F Street, N.E.
Washington D.C. 20549

Re: First Eagle Absolute Return Fund f/k/a/ First Eagle Flexible Risk Allocation Fund (the “Company”)
(File Nos. 033-63560 and 811-7762)

Dear Ms. Dubey:

Pursuant to the procedures set forth in Release 33-6510, we respectfully request on behalf of the Company that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provide selective review of the Company’s Registration Statement filed on April 4, 2014 on Form N-1A under the Securities Act of 1933 (the “Registration Statement”).

The Staff has recently reviewed the Company’s currently filed Prospectus (the “Current Prospectus”), filed initially on September 17, 2013 on Form N-1A.

The disclosure in the Registration Statement is substantially the same as the disclosure in the Current Prospectus. The only changes are those identified in our Edgar correspondence to you dated April 1, 2014.

The Company acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, confirm that all of their comments to the Registration Statement have been adequately addressed, it does not foreclose the Commission from taking any action with respect to the Registration Statement. In addition, the Company acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in confirming that all comments to the Registration Statement have been adequately addressed, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosures in the Registration Statement. The Company further acknowledges that it may not assert such comment process as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We sincerely appreciate the Staff’s review of this filing and look forward to bringing the Company to market shortly. Following your review, we anticipate making a customary request that the filing be declared effective on an accelerated basis. Should you have any questions, please do not hesitate to contact me at (212) 848-4668.

Very truly yours,

/s/ Nathan Greene

Nathan Greene (as attorney for the Company)